UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1 – Exit Filing)*
Under the Securities Exchange Act of 1934

Akili, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Titles of Class of Securities)

00974B107
(CUSIP Number)

August 19, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON SCS Sponsor I LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSON SC SPAC Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSON Kishan Mehta
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON Aaron Cowen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON IN

Explanatory Note:

This Amendment No. 1 (this “Amendment”) amends, in its entirety, with respect to the Reporting Persons only, the statement on Schedule 13G filed on February 9, 2022 (the “Initial 13G”) by the Reporting Persons (as defined below) and Chamath Palihapitiya. On August 19, 2022, the SPAC (as defined below) consummated the business combination (the “Business Combination”) contemplated by that certain Agreement and Plan of Merger, dated as of January 26, 2022 (the “Merger Agreement”), by and among the SPAC, Karibu Merger Sub, Inc., a Delaware corporation and direct wholly owned subsidiary of the SPAC (“Merger Sub”), and Akili Interactive Labs, Inc., a Delaware corporation. Concurrently with the consummation of the Business Combination, SCS Sponsor I (as defined below) distributed for no consideration 6,860,000 shares of Issuer Common Stock (as defined below) to its members pro rata in accordance with their respective interests (the “Distribution”), such that following the Distribution, SCS Sponsor I ceased to be the record holder of such shares, and consequently, the Reporting Persons ceased to beneficially own such shares by virtue of their direct or indirect interests in SCS Sponsor I. This Amendment is being filed to disclose that the Reporting Persons have ceased to be the beneficial owner of more than five percent of any class of equity security (as defined in Rule 13d-1(i)) of the Issuer (as defined below) as a result of their direct or indirect interests in SCS Sponsor I. This Amendment is the final amendment to the Initial 13G and constitutes an exit filing for each of the Reporting Persons in respect of the Initial 13G. However, this Amendment shall not constitute an amendment to the Initial 13G or an exit filing for Mr. Palihapitiya. Concurrently with the filing of this Amendment, Aaron Cowen, together with the other reporting persons named therein, are filing a statement on Schedule 13G to reflect the beneficial ownership of the shares of Issuer Common Stock following the Distribution, together with the other shares of Issuer Common Stock that may be deemed to be beneficially owned by the reporting persons named therein as of the date of the filing of such Schedule 13G.

Item 1(a).	Name of Issuer:

Akili, Inc. (formerly known as Social Capital Suvretta Holdings Corp. I), a Delaware corporation (the “Issuer” and, prior to the consummation of the Business Combination, the “SPAC”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

125 Broad Street, Fifth Floor, Boston, Massachusetts 02110

Item 2(a).	Name of Person Filing:

This statement is being filed jointly pursuant to §240.13d-1(k)(1) on behalf of each of the following persons (collectively, the “Reporting Persons”):

1.	SCS Sponsor I LLC (“SCS Sponsor I”)

2.	SC SPAC Holdings LLC (the successor by merger to ChaChaCha DNA I, LLC)

3.	Kishan Mehta

4.	Aaron Cowen

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

c/o SCS Sponsor I LLC, 2850 W. Horizon Ridge Parkway, Suite 200, Henderson, NV 89052

Item 2(c).	Citizenship:

See responses to Item 4 on each cover page.

Item 2(d).	Titles of Classes of Securities:

Common stock, par value $0.0001 per share (“Issuer Common Stock”)

Item 2(e).	CUSIP Number:

The shares of Issuer Common Stock CUSIP Number is 00974B107.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ______________ .

Item 4.	Ownership

(a)       Amount beneficially owned:

See responses to Item 9 on each cover page.

(b)       Percent of class:

See responses to Item 11 on each cover page.

(c)       Number of shares as to which such person has:

(i)       Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)       Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)       Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)       Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

None.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 23, 2022

SCS Sponsor I LLC

By:	/s/ Chamath Palihapitiya
Name: Chamath Palihapitiya
Title: Chief Executive Officer

SC SPAC Holdings LLC
By: SC Master Holdings, LLC, its sole member
By: Social Capital Group LLC, its sole member

By:	/s/ Chamath Palihapitiya
Name: Chamath Palihapitiya
Title: Chief Executive Officer

/s/ Kishan Mehta
Kishan Mehta

/s/ Aaron Cowen
Aaron Cowen